1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
February 10, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Jan. 2009.
1) Sales volume (in NT$ thousand)

Period	Items	2009	2008
Jan.	Net sales	12,436,378	30,286,454
2) Funds lent to other parties:None.
3) Endorsements and guarantees:None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding	Notional Amount	—	14,243,635	5,521,010	—	—	—	—	—
Contracts	Mark to Market Profit/Loss	—	(191,842)	(61,688)	—	—		—	—
	Unrealized Profit/Loss	—	(186,010)	(26,362)	—	—		—	—
Expired	Notional Amount	—	9,371,447	10,872,883	—	—	—	—	—
Contracts	Realized Profit/Loss	—	(83,884)	(114,741)	—	—		—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding	Notional Amount	—	309,175	—	—	—	—	—	—
Contracts	Mark to Market Profit/Loss	—	(552)	—	—	—		—	—
	Unrealized Profit/Loss	—	737	—	—	—		—	—
Expired	Notional Amount	—	103,701	—	—	—	—	—	—
Contracts	Realized Profit/Loss	—	(91)	—	—	—		—	—

TSMC January 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — February 10, 2009 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for January 2009: on an unconsolidated basis, sales were NT$12.44 billion, a decrease of 5.5 percent from December 2008 and a decrease of 58.9 percent from January 2008.
On a consolidated basis, net sales for January 2009 were NT$ 13.13 billion, a decrease of 9.0 percent from December 2008 and a decrease of 57.8 percent from January 2008.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease) %
January	12,436	30,286	(58.9)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease) %
January	13,126	31,069	(57.8)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer